

April 17, 2019

Matthew Marsh
Chief Financial Officer
James Hardie Industries plc
Europa House, Second Floor, Harcourt Centre
Harcourt Street, Dublin 2, Ireland

   **Re:  James Hardie Industries plc**
     **Form 20-F for the Year Ended March 31, 2018**
     **Filed May 22, 2018**
     **File No. 001-15240**

Dear Mr. Marsh:

  We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing and
        Construction